FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – NOVEMBER 16, 2009

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION FOR NOVEMBER AT $0.12 PER UNIT

CALGARY, ALBERTA (November 16, 2009) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.12 per trust unit in respect of November operations will be paid on December 15, 2009 to unitholders of record on November 30, 2009. The ex-distribution date is November 26, 2009.

The U.S. dollar equivalent distribution amount is approximately US$0.1142 per trust unit assuming a U.S. to Canadian dollar exchange rate of 0.9517. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered unitholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent distribution will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized distribution of $1.44 represents a cash-on-cash yield of approximately 5.3% based on the closing price of Baytex trust units of $26.95 on the TSX on November 13, 2009.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.
For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca